P.O. Box 867 Myrtle Beach, SC 29578-0867 Tel: (843) 946-0692 Fax: (843) 444-2875

January 21, 2009

Via Edgar

Mr. Jay Mumford
Attorney-Advisor
Division of Corporation Finance
Mail Stop 3030
United States Securities and Exchange Commission
Washington, DC 20549

Re:     AVX Corporation
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed May 19, 2008
File No. 001-07201

Dear Mr. Mumford:

By letter dated January 15, 2009 the SEC has provided additional comments to AVX’s sample disclosure, provided to the Staff by our letter dated November 19, 2008, anticipated to be included our 2009 proxy statement (and thereby incorporated by reference into our Form 10-K for the year ended March 31, 2009) relating to related party transactions.  AVX has considered such comments and confirms that it will, in future filings, as applicable, disclose all related party transactions required to be disclosed under Item 404(a) of Regulation S-K and not include language which suggests that material transactions may not be disclosed or are disclosed elsewhere.

    In connection with this response to the Staff’s comments, the Company again acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call me at (843) 946-0624.

Sincerely,

/s/ Evan Slavitt

Evan Slavitt
Vice President for Business and Legal Affairs
AVX Corporation
(843) 946 0624